ATTORNEYS AT LAW

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L. Kay Chandler
(858) 550-6014
chandlerlk@cooley.com

Broomfield, CO
720 566-4000

Palo Alto, CA
650 843-5000

Reston, VA
703 456-8000

San Francisco, CA
415 693-2000

June 23, 2005

Securities and Exchange Commission – Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR and Federal Express

Attention:	Jeffrey Riedler, Esq. Assistant Director Division of Corporate Finance

Re:	Epimmune Inc.
Preliminary Schedule 14A Filed April 22, 2005, File No. 1-19591
Form 10-K for the year ended December 31, 2004, File No. 1-19591
Form 10-Q for the quarterly period ended March 31, 2005, File No. 1-19591

Dear Mr. Riedler:

On behalf of Epimmune Inc. (“Epimmune” or the “Company”), we are attaching a copy of Amendment No.2 (the “Amendment”) to the Company’s Proxy Statement, marked to show changes from Amendment No.1 to the Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2005 (the “Proxy Statement”). We are also attaching a copy of the Form 10-K/A (the “10-K/A”), amending the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “10-K”), marked to show changes from a previous draft of the 10-K/A submitted to the Commission on June 2, 2005 in response to the Commission’s comments to the 10-K by letter dated May 20, 2005. The Company is filing the Amendment and the 10-K/A in response to the Commission’s comments to the Company’s Proxy Statement and the draft 10-K/A, received from the staff of the Commission (the “Staff”) by letter dated June 16, 2005. We are also attaching a copy of the Form 10-Q/A (the “10-Q/A”), amending the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “10-Q”) and the Company is filing the 10-Q/A in response to the Commission’s comments to the 10-Q by letter dated May 20, 2005.

In addition, we are providing via express delivery three copies of each of the Amendment, the 10-K/A and the 10-Q/A, each marked to show changes, and three copies of this letter.

The following responses to the Staff’s comments have been provided by the Company, and for your convenience we have included the Staff’s comments in bold typeface before each response.

The Company would like to file a definitive Proxy Statement as soon as possible. Accordingly, the Staff’s timely response to this letter is appreciated. Please let us know if there is anything else we can do to facilitate your review.

Securities and Exchange Commission
June 23, 2005
Page Two

Revised Preliminary Proxy Material

General

1.	Comment: Please note that our page references in this letter are to the marked version of the proxy statement that accompanied your letter of June 1, 2005.

Response: The Company acknowledges the Staff’s comment.

2.	Comment: The shareholders of Epimmune are being asked to approve the authorization of additional shares in order to enable Epimmune to issue shares in accordance with the Share Exchange Agreement. Under this agreement the IDM shareholders will hold 78% of Epimmune on a fully diluted basis after the acquisition occurs. It appears to the staff that the projections provided by IDM to the Epimmune Board would have been material information to the Epimmune Board in deciding whether to enter in the Share Exchange Agreement and will also be material to the shareholders of Epimmune in deciding whether to approve the authorization of additional shares. Therefore, Epimmune should summarize this information in the proxy statement or in the alternative, provide additional disclosure explaining why the Board did not rely on this information in negotiating and ultimately agreeing to the Share Purchase Agreement. If you decide not to provide this information you should also provide us your analysis of why the information does not need to be disclosed pursuant to Rule 10b-5.

Response: The Company has added the requested disclosure under the heading “Selected Financial Projections” on page 103 of the Amendment. Please note that the Board used the financial projections of the combined company as now disclosed in the proxy statement. The Board did not rely upon the projections in negotiating the exchange ratio or the material terms of the Share Exchange Agreement. The Company does not agree that the information is material to the stockholders of Epimmune in deciding whether to approve the authorization of the additional shares because the Company believes that projections of this nature are inherently unreliable predictors of future results. However, the Company has included a summary of the financial projections in accordance with the comment.

Risk Factors, pages 24-41

“If IDM fails to obtain all required contractual consents and approvals ....” page 31

3.	Comment: We note your response to comment 16 of our prior letter dated May 20, 2005 and the associated revisions to your proxy statement disclosure. In addition to these changes, please be more specific about the third-party material licenses and collaboration agreements for which consents or approvals are necessary.

Securities and Exchange Commission
June 23, 2005
Page Three

Response: The Company advises the Staff that the third-party material licenses and collaboration agreements for which IDM must obtain consents/approvals are: (1) Contrat de Transfert de materiel biologique / licence d’ utilisation INSERM / IDM S.A. (M44) dated May 18, 2001, as amended on November 22, 2001; and (2) Development and Supply Agreement between Stedim S.A. and IDM S.A., executed on July 2, 2001. The Company advises the Staff that IDM has obtained the requisite consents under these two agreements. Accordingly, the Company has removed the related risk factor entitled “If IDM fails to obtain all required consents and approvals, third parties may terminate or alter existing contracts” on page 31 of the Proxy Statement.

“The combined company’s supplies of certain materials ...,” page 32

4.	Comment: We note your response to comment 24 and associated revisions to the proxy statement. Please also provide a brief description of the material terms of IDM’s 2003 agreement with Biotecnol, S.A. for the development of a clinical grade IL-13 manufacturing process, including the term of the agreement and termination provisions. In addition, provide us with a copy of this agreement and advise us that you will file it as an exhibit to the registrant’s next periodic report.

Response: A copy of IDM’s 2003 agreement with Biotecnol, S.A. is being provided supplementally under separate cover requesting confidential treatment. The Company respectfully advises the Staff that it has not made any determination yet that IDM’s Biotecnol agreement will be material to the Company following the closing of the share exchange. However, the Company confirms that should it determine that the Biotecnol agreement is material to the Company after the closing of the share exchange, it will file the agreement in a current report on Form 8-K or with its periodic report for the period in which the Company becomes a party to or bound by the agreement. The Company has added the requested disclosure, consisting of a brief description of the material terms of IDM’s 2003 agreement with Biotecnol, S.A., on page 32 of the Amendment.

Results of Operations, pages 93 - 97

5.	Comment: Please expand your disclosures in response to prior comment 52 to disclose the amount of costs incurred to date for each major research and development project category.

Response: The Company has been advised by IDM that until 2000, IDM’s accounting system only enabled IDM to conduct its cost analysis based on the various activities of IDM (such as clinical trials, manufacturing, etc.), not specific research and development project categories, which span across several such activities. Therefore, the Company has added the requested disclosure related to cumulative costs incurred for each major research and development project category since 2001 on pages 92-93 and 95 of the Amendment.

Contractual Obligations, pages 98-99

6.	Comment: Refer to your response to prior comment 53. Please disclose, to the extent material, the amount and timing of milestone and other related payments under licensing and collaboration agreements that are reasonably likely to be paid. If the payments cannot be determined with a reasonably level of certainty, please

Securities and Exchange Commission
June 23, 2005
Page Four

disclose the timing and a range of the possible amounts that are reasonably likely to be paid.

Response: The Company has added the requested disclosure on page 98 of the Amendment.

Financial Statements of IDM

Notes to Consolidated Financial Statements

3.	Intangible Assets-Net. page F-15

7.	Comment: Consistent with your response to prior comment 70, please disclose the facts and circumstances that lead to IDM’s decision not to further pursue a development program in connection with MDX-210 antibody in 2004. As previously requested, disclose how you determined the fair value of the Medarex licenses in your impairment analyses. Clarify your disclosures to explain why the license to develop this product was found to have no future alternative uses.

Response: The Company has added the requested disclosure on pages F-15 and F-16 of the Amendment.

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

8.	Comment: Please expand your proposed disclosures in response to prior comment 72 to disclose the amount of costs incurred to date for each major research and development project category.

Response: The Company has added the requested disclosure on page 33 of the 10-K/A.

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Research Grants and Contract Revenue, page F-8

9.	Comment: Please expand your proposed disclosures in response to prior comment 75 to clarify, if true, that revenue recognized based on costs incurred approximates the services performed under the contract.

Response: The Company has expanded its disclosure on Page F-8 of the 10-K/A to clarify that revenue recognized based on costs incurred approximates the timing and level of services performed under the contract.

* * * * *

Securities and Exchange Commission
June 23, 2005
Page Five

We trust that you will find the foregoing responsive to your comments. Please direct any questions or comments regarding this filing to Jason Conger or me. My phone number is (858) 550-6014, and Mr. Conger’s phone number is (858) 550-6039.

Sincerely,

Cooley Godward llp

/s/ L. Kay Chandler

L. Kay Chandler

cc:	Emile Loria, M.D., Epimmune Inc.